

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 14, 2010

Christopher John Foll
Executive Director and Chief Financial Officer
Hutchison Telecommunications International Limited
20th Floor, Hutchison Telecom Tower
99 Cheung Fai Road,
Tsing Yi, Hong Kong

> **RE: Hutchison Telecommunications International Limited**
> **Schedule 13E-3**
> **Filed March 15, 2010**
> **File No. 005-80343**

Dear Mr. Foll:

   We have reviewed your filing and have the following comments. Please revise the Schedule 13E-3 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Scheme Document.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that HTIL's officers and directors will continue in their roles after the going-private transaction. The staff has consistently taken the position that members of senior management of an issuer that is going private are affiliates of that issuer. It appears, based on the facts and circumstances, that your officers and directors are engaged in the transaction and have incurred a Schedule 13E-3 filing obligation separate from that of the

issuer. Further, it appears that Cheung Kong (Holdings) Limited and LI Ka-shing should also be listed as filing persons based on their control relationship with the issuer. Please include each member as a filing person on the Schedule 13E-3 or explain why each person should not be so included. See the Division of Corporation Finance's Compliance & Disclosure Interpretation 201.05, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. Also, tell us the percentage beneficial ownership that Mr. Ka-shing holds, directly and indirectly, in Cheung Kong (Holdings) Limited.

Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by each item of Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Exhibit Number (a)(3)(1)—Scheme Document

General

2. Please revise your scheme document so that your summary term sheet begins on the first or second page of the disclosure document, as required by Instruction 2 to Item 1001 of Regulation M-A. In particular, we note that your current presentation begins with an "Actions To Be Taken" section, which we believe is difficult for investors to comprehend without a general introduction of the transaction and its material terms. Also, tell us whether you have considered including a definition of the most commonly used defined terms in the cover letter or summary.

3. Please update your disclosure as necessary. We note in this respect that the various documents appear to include the final intended action dates (i.e., the voting instruction card includes a deadline of May 4, 2010): please tell us whether you have already mailed these documents and how you have complied with General Instruction D to Schedule 13E-3.

4. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following

the Summary section. See Rule 13e-3(e)(1)(ii).   Please revise to include your "Special Factors" section in the beginning of the document.

Part I – Summary Term Sheet, page 1

5. We note in the second bulleted paragraph titled "Payment" that the Cancellation Price paid to HTIL ADS Holders will be "net of applicable fees, charges and expenses of the HTIL ADS Depositary[.]" We also note that HTIL ADS Holders will be required to pay the HTIL ADS Depositary a cancellation fee of US$5.00 per 100 HTIL ADSs cancelled in connection with the cancellation of their HTIL ADSs and distribution of the proceeds received by the HTIL ADS Depositary. Please revise here and elsewhere in your document to disclose to HTIL ADS Holders an estimate of how much these fees and expenses will be. Further, please disclose the net Cancellation Price paid to HTIL ADS Holders after deducting these estimated fees and expenses. Also, to the extent materially different, incorporate this net Cancellation Price into the percentage premium disclosures in the subsection titled "How do the Proposals compare with recent prices of HTIL Shares" beginning on page 8.

Part VI – Letter from the Independent Financial Adviser…, page 38

7. Historical market price and liquidity of HITL Shares and HTIL ADSs

6. We note that Somerley's letter includes a discussion of the trading price of HTHKH shares and the combined trading prices of HTIL and HTHKH subsequent to the spin-off. Please include disclosure noting the distinction between the trading prices of HTHKH on the Hong Kong Stock Exchange and the trading prices of the unlisted HTHKH ADSs in the U.S. Also, include corresponding disclosure relating to the recent trading prices of HTHKH ADSs.

8. Comparison with Comparable Transactions and Comparable Companies, page 66

7. Please tell us, with a view toward revised disclosure, why the list of comparable companies on page 67 does not include XL Axiata Tbk, which is included on page 16 of the Somerley presentation filed as exhibit (c)(2) to Schedule 13E-3. Also, explain to us how this analysis supports Somerley's ultimate opinion.

9. Comparison with privatisation precedents in Hong Kong, page 68

8. In analyzing precedent privatization transactions, please disclose whether or not the HTIL Independent Board Committee analyzed and considered the premium/discount of the offer/cancellation price over/(to) the average net asset value per share in such comparable transactions. If not, explain why. In this regard, we note that Somerley's letter does not include analysis related to the premium to net book value in such transactions.

9. We note that page 18 of the Somerley presentation includes the "average" results line-item. Please tell us why it has not been included here.

10. Refer to second full paragraph on page 73. Explain how Somerley concluded that "the Share Proposal, as regards premium over market price" can be "within the middle range of recent privatisation proposals." We note that that the 3-month and 6-month median results from Somerley's analysis (46% and 38%) are significantly above the similar values for the current transaction (38% and 29%).

Part VII – US Special Factors

The Privatisation of HTIL, page 76

11. Please revise your discussion throughout this section to include full disclosure, including, but not limited to, all dates and attendant (by name) parties of each discussion, consideration, and meeting, whether in telephone or person. Some examples, include, but are not limited to the following:

- Discussions during the past two years involving HWL and HTIL regarding the potential privatization of HTIL and/or the possible sale of individual HTIL businesses;
- Discussions with the representatives of Goldman Sachs prior to its appointment by HWL on January 4, 2010;
- Discussions with the representatives of Somerley prior to its appointment by the HTIL Independent Board Committee;
- The preliminary terms of the proposal and how the material terms changed during the course of negotiations;
- Discussions with the representatives of Asian Capital prior to its appointment on January 7, 2010 by the respective boards of directors of the Offeror and HWL;

- Evaluation of the fairness of a going private transaction by the HTIL Board and, separately, the HTIL Independent Board Committee; and
- Discussions by the HTIL Board and, separately, the HTIL Independent Board Committee of any alternatives to privatization. If no alternatives were considered, please include disclosure explaining why.

12. Please disclose the duties, authority and responsibilities of the HTIL Independent Board Committee.

13. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. For instance, we note the reference to the preliminary presentation given by Goldman Sachs on January 4, 2010; however, you have only filed as an exhibit the Goldman Sachs presentation from January 8, 2010. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries, or outlines.

3. Fairness, page 81

3.1 The Offeror and HWL, page 81

14. With respect to the second full bullet point on page 83, please explain why these filing persons appear to believe that the consolidated net tangible asset value per HTIL share premium can support their fairness determination despite the discount obtained in analyzing the consolidated net asset value per HTIL share.

15. Please revise the last bullet point on page 83 to explain how the facts described support a determination that the going private transaction is fair to HTIL's unaffiliated security holders.

16. We note that neither the Offeror nor HWL considered the going concern value of HTIL. Please explain supplementally how your disclosure complies with Item 1014(b) of Regulation M-A and Instruction 2 therefor. Also explain supplementally whether the analyses conducted by the parties' financial advisor address HTIL's going concern value and what consideration of that analysis was effected by the filing persons. Please apply this comment to similar disclosure appearing on page 89.

3.2 HTIL, page 85

17. The HTIL Independent Board Committee is not a filing person on Schedule 13E-3. Revise to include a procedural and substantive fairness determination produced by HTIL. See Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

The HTIL Independent Board Committee, page 86

18. Refer to our preceding comment. We note that the independent board committee considered the financial advisor's opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must *expressly adopt* this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

19. Refer to paragraph 4 on page 88. Please revise your disclosure to describe in more detail the matters considered by the independent board committee instead of simply listing them.

20. In the penultimate paragraph on page 89, please explain why the HTIL Independent Board Committee did not consider the liquidation of HTIL's assets to be a viable course of action.

Summary of Report and Opinion of the Independent Financial Adviser, page 90

21. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to Somerley, Goldman Sachs and Asian Capital. Your statement that each received a "customary fee" is not sufficient; instead, you must quantify the fee for the services related to the going private transaction and describe the relationship, if any, during the past two years among the persons included in the referenced Item above.

22. We note the subsection heading "Summary of Certain Financial Analysis Conducted by Somerley" on page 92. Please revise to include all *material* analyses.

3.4 Summary of Financial Analyses of Goldman Sachs, page 107

23. Please revise to disclose the data underlying the results of the Premiums Paid Analysis appearing on page 111.

<u>4.6 No Appraisal Rights; Court Approval, page 116</u>

24. Please revise to include appraisal disclosure related to the HTIL ADS Holders.

<u>5. Source and Amount of Funds or Other Consideration, page 119</u>

25. Please revise to express the amounts in this section in US dollars.

<u>Part VIII – Explanatory Memorandum</u>

<u>9. Option Proposal, page 137</u>

26. The background of the option proposal is unclear. Please tell us supplementally, with a view toward revised disclosure, the origins of this proposal, the parties involved in determining its structure and terms and the purpose of the proposal. Note that while Goldman Sachs appears to be the nominal bidder, it is possible that HTIL is also a bidder and thus a Schedule TO would need to be filed. Thus, please provide us with your detailed legal analysis of why you believe any of the 13E-3 filing persons is a bidder in the option proposal. For guidance, refer to Rule 13e-4 and the factors listed in Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at <u>www.sec.gov</u>).

*   *   *   *

Please amend the document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jay Knight, Staff Attorney, at (202) 551-3370, Daniel Duchovny, Special Counsel in the Office of Merger and Acquisitions, at (202) 551-3619, or me at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste Murphy

Celeste M. Murphy
Legal Branch Chief

cc: via facsimile at (852) 2846-3400
        Calvin C. Lai, Esq.
        (Freshfields Bruckhaus Deringer)